

Crowdfunding Offering Statement

December 2018



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Coterie Group, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Coterie Group, LLC, a TX Limited Liability Company (**"Coterie"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $50,000 and maximum of $107,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer

Offering Amount	Minimum of $50,000 and maximum of $107,000
Offering Period	Until 11:59 PM of **February 7, 2019** or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days

	prior to the new end date.
Material Changes to the Offering	If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	3.80% of each month's gross revenue, starting with the first full month in which the Issuer generates revenues.
Investment Multiple	1.45x Investors will each receive in the aggregate 1.45x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage.
Maturity	If the investors have not been paid in full within 48 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. The security interest is junior to the security interest provided to the lender of another loan. For more information, please see Section II – Description of Business Capitalization.
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of all investors and the Issuer.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because the Issuer was formed recently and the Issuer's establishment is still undergoing construction, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer's current total project cost has been around $425,000 and had a soft opening on November 1, 2018. The Issuer is seeking to crowdfund an amount between the minimum of $50,000 and maximum of $107,000 through the Offering. The equity holders of the Issuer have committed $150,000 to date and Issuer has obtained debt financing from MPower Capital in the form of a promissory note for $315,000. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership Interests	$150,000	$150,000	The Issuer is managed by managers. Members' consent is required for: distributions to members, redemption or transfer of membership interests, liquidation events, change to any members' rights, amendment of the operating agreement, and change to the number of managers.	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Michelle Marshall	46.04%

Note: The principal shareholders identified herein are holders of equity interests ("Membership Interests") in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of Membership Interests may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, a Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
February 2017	4(a)(2)	Membership Interests	$150,000	Buildout of the establishment

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
MPower Capital LLC	$315,000	Prime+2%	monthly	120 months after the first month of opening, November 2018	Lien on all assets of the business

III.   KEY PERSONS

The Issuer is managed by five co-founders and managers: Charles "Chaz" Morgan Lusk II, Sean Marshall, Michelle Marshall, Deborah Power and Donald Power.

Charles Lusk

A seasoned entrepreneur and alumnus of Goldman Sachs in New York City, Charles has founded multiple ventures in the healthcare and consulting spaces in addition to Coterie. Over the course of his business traveling, he developed a deep appreciation for wine, and brings his refined palate and business acumen to his new food and beverage enterprise. A 16-year Houston resident and 40 Under 40 most influential business leaders awardee, Charles is actively involved with his church and numerous philanthropic boards throughout the city.

Past 3 years of business experience: Founder/President of Dent-Well Companies

Sean Marshall

Sean began working with coffee in 2002, and eight years later, he'd purchased a roaster and won the Ultimate Barista Challenge at the Shanghai International Food Festival. When he isn't traveling the globe cupping coffee or overseeing operations for Red Tree Trading Company, the coffee brokerage he helped found, Sean has been running Houston's wildly popular Southside Espresso coffee shop and wine bar. He brings his wealth of coffee knowledge to Coterie and oversees all service and experiential aspects of the bar and restaurant.

Past 3 years of business experience: Owner/operator of Southside Espresso

Michelle Marshall

Since 2007, Michelle has been the owner/operator of Fusion Beans Coffee Roasting Company. Her role is to assist with bookkeeping, advertising, and financial decision making. She is also the majority managing member for Southside Espresso. She assists in bookkeeping, employee management and engagement, menu design, assist in day to day decisions, recipe development and financial decision making.

Deborah Power

Deborah is the Vice President of Power Innovative Processes LLC, responsible for accounting. Power Innovative Processes LLC performs chemical engineering consulting and has been in operation since 2010. She is also a Principal of Mpower Capital LLC. Mpower Capital LLC is an investment company. Mpower LLC has been in operation since November, 2017.

Donald Power

Donald is a Principal in DP&PL LLC. DP&PL LLC is a Chemical Technology company which has been in business since 2005. He is also the President and Principal of Power Innovative Processes LLC. Power Innovative Process LLC performs chemical engineering consulting and has been in operation since 2010. Donald is also a Principal of Mpower Capital LLC. Mpower Capital LLC is an investment company. Mpower LLC has been in operation since November, 2017.

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$50,000	$107,000
Less: Offering Expenses[2]	Up to $5,000	Up to $10,700
Net Proceeds	At least $45,000	At least $107,000
Use of Net Proceeds	Continued build out of the space, additional furniture, fixtures and higher grade inventory	Any surplus above the minimum will be used for working capital and enhance the initial inventory options of wine, coffee and other sippable options, as necessary.

[2] NextSeed charges a percentage of the total Offering Amount (10%) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Unaudited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements.

Pro Forma Financial Statement

To illustrate the earning potential of Coterie, the Issuer is providing a summary of its 4-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around the country. The key revenue drivers and other operating assumptions have been benchmarked against industry standards and reflect the ongoing growth prospect and cost.

	Year 1	Year 2	Year 3	Year 4
Revenue				
Gross Sales	$1,267,870	$1,420,015	$1,590,416	$1,781,266
Less Returns and Allowances	$0	$0	$0	$0
Net Sales	$1,267,870	$1,420,015	$1,590,416	$1,781,266
Cost of Sales		$0		
Inventory (starting)	$0	$2,066	2,314	2,314
Purchases (avg 35 % of sales)	$443,755	497,005	556,646	623,443
Sub-Contractors	$0	$0		
Direct Labor	$316,968	355,004	397,604	445,317
Ending Inventory (after sales)	$2,066	$2,314	2,314	2,314
Total Cost of Sales	$760,722	852,009	954,250	1,068,760
Gross Profit (Loss)	$507,148	$568,006	$636,167	$712,507
Gross Profit %	40%	40%	40%	40%
Expenses	$0			
Audit / Accounting Fees	$1,800	1,908	2,022	2,144
Bus Dev. - Travel	$2,400	2,544	2,697	2,858
Bus. Dev. - Entertainment	$1,800	1,908	2,022	2,144
Bus. Dev. - Meals	$1,200	1,272	1,348	1,429
Charitable Contributions (optional)	$6,000	6,360	6,742	7,146
Commissions/bonus	$6,000	6,360	6,742	7,146
Conferences & Seminars	$2,400	2,544	2,697	2,858
Consulting Fees	$12,000	12,000	12,000	12,000
Depreciation	$6,000	6,360	6,742	7,146
Employee Benefits	$9,600	10,176	10,787	11,434
Entertainment	$2,100	2,226	2,360	2,501
Equipment / Start-up note	$54,000	54,000	54,000	54,000
Facilities - Insurance	$1,500	1,590	1,685	1,787
Facilities - Phone	$1,440	1,526	1,618	1,715
Facilities - Property Taxes (NNN)	$10,200	10,200	10,200	10,200
Facilities - % of Gross	$37,192	39,424	41,789	44,297
Facilities - Rent	$38,400	38,400	40,704	43,146
Facilities - Security	$1,200	1,200	1,200	1,200
Facility - Other	$1,200	1,272	1,348	1,429
Financial Charges	$180	191	202	214
Furniture (included above)	$1,200	1,272	1,348	1,429
Insurance	$1,800	1,908	2,022	2,144
Legal Fees	$1,200	1,272	1,348	1,429
Miscellaneous	$1,200	1,272	1,348	1,429
Office Supplies	$1,500	1,590	1,685	1,787
*Payroll - Administrative Staff (@ profit)	$48,000	50,880	53,933	57,169
*Payroll - Directors (initial @ profit)	$24,000	25,440	26,966	28,584
Payroll Taxes	$25,357	26,879	28,492	30,201
Postal / Shipping (wholesale)	$1,320	1,399	1,483	1,572
PR / Advertising	$3,600	3,816	4,045	4,288
Repairs & Maintenance	$1,200	1,272	1,348	1,429
Subscriptions & Dues	$300	318	337	357
Taxes & Licenses	$1,800	1,908	2,022	2,144
Telecommunications	$2,400	2,544	2,697	2,858
Vehicle Expenses (deliveries, etc...)	$2,700	2,862	3,034	3,216
Total Expenses	$314,190	$326,093	$341,015	$356,831
Net Operating Income	$192,958	$241,913	$295,152	$355,675
Net Operating Margins	15%	17%	19%	20%
NextSeed loan (1)	$ 48,179	$ 53,961	$ 60,436	$ 18,675

(1) Assumes a NextSeed offering of $125,000. If the final offering size is less than $125,000, the total payments are expected to be paid sooner

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑   *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

❑   *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

❑   *Development Risk*

Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.

We cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in

Houston, Texas. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

❑ *Reputational Risks*

Adverse publicity concerning the food & beverage industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for the food & beverage industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The food & beverage industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The food & beverage industry in Houston, Texas area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the food & beverage industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes, are known to occur sporadically in Houston, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the food & beverage industry, including chefs, beverage director, and floor managers. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.

Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❑   *Supply and Delivery Cost Risks*

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

❑   *Food Safety Risks*

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

❑   *Required Nutritional Disclosure Risks*

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Coterie. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Alcohol Sale Risks*

We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at Coterie. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

❑ *Alcohol Investment Risks*

Alcohol beverage control regulations may limit an Investor's ability to hold interests in Coterie. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in Coterie. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to Coterie as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Coterie. Environmental conditions relating to releases of hazardous substances at Coterie could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Coterie. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Coterie nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Coterie and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Coterie's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Coterie, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Coterie. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Coterie's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Coterie for profits derived from such other such activities.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Donald Power	Manager	Principal of MPower Capital, which loaned $315,000 to the Issuer	50%
Deborah Power	Manager	Principal of MPower Capital, which loaned $315,000 to the Issuer	50%

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: coteriehtx.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

Financial Statements

Monthly Financial Statements

Coterie Group LLC
For the period ended December 31, 2017

Prepared by
Sempl Solutions

Prepared on
August 24, 2018

Table of Contents

Profit and Loss by Month

	NOTES	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep 2017	Oct 2017	Nov 2017	Dec 2017	Total
INCOME														
Total Income														0.00
GROSS PROFIT		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
EXPENSES														
Advertising & Marketing													1,167.62	1,167.62
Bank Charges & Fees						50.00							7.50	57.50
Meals & Entertainment													959.07	959.07
Travel													3,267.60	3,267.60
Total Expenses		0.00	0.00	0.00	0.00	50.00	0.00	0.00	0.00	0.00	0.00	0.00	5,401.79	5,451.79
NET OPERATING INCOME		0.00	0.00	0.00	0.00	-50.00	0.00	0.00	0.00	0.00	0.00	0.00	-5,401.79	-5,451.79
NET INCOME		$0.00	$0.00	$0.00	$0.00	$ -50.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ -5,401.79	$ -5,451.79

Balance Sheet

As of December 31, 2017

	NOTES	Total
ASSETS		
Current Assets		
Bank Accounts		
Icon Bank		113,292.50
Integrity Bank		250.00
Total Bank Accounts		**113,542.50**
Other Current Assets		
Inventory Asset		4,600.00
Total Other Current Assets		**4,600.00**
Total Current Assets		**118,142.50**
Fixed Assets		
Equipment - Mahlkoenig Grinder		2,150.00
Equipment - Mythos Grinders		8,850.00
Equipment Deposit		73,800.00
Total Fixed Assets		**84,800.00**
Other Assets		
Security Deposit		10,000.00
Total Other Assets		**10,000.00**
TOTAL ASSETS		**$212,942.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		33,000.00
Total Accounts Payable		**33,000.00**
Total Current Liabilities		**33,000.00**
Long-Term Liabilities		
Notes Payable - MPower Capital LLC		100,000.00
Total Long-Term Liabilities		**100,000.00**
Total Liabilities		**133,000.00**
Equity		
Capital Account - MPower Capital LLC	2	80,000.00
Capital Account - Sylvason Interests LLC	3	5,394.29
Retained Earnings		
Net Income		-5,451.79
Total Equity		**79,942.50**
TOTAL LIABILITIES AND EQUITY		**$212,942.50**

Statement of Cash Flows by Month

January - December 2017

	NOTES	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	Jun 2017	Jul 2017	Aug 2017	Sep 2017	Oct 2017	Nov 2017	Dec 2017	Total
OPERATING ACTIVITIES														
Net Income						-50.00							-5,401.79	-5,451.79
Adjustments to reconcile Net Income to Net Cash provided by operations:														0.00
Inventory Asset					-4,600.00									-4,600.00
Accounts Payable (A/P)					0.00								33,000.00	33,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:					**-4,600.00**								**33,000.00**	**28,400.00**
Net cash provided by operating activities		**0.00**	**0.00**	**0.00**	**-4,600.00**	**-50.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**27,598.21**	**22,948.21**
INVESTING ACTIVITIES														
Equipment - Mahlkoenig Grinder													-2,150.00	-2,150.00
Equipment - Mythos Grinders													-8,850.00	-8,850.00
Equipment Deposit					-4,800.00	-47,000.00							-22,000.00	-73,800.00
Security Deposit				-10,000.00										-10,000.00
Net cash provided by investing activities		**0.00**	**0.00**	**-10,000.00**	**-4,800.00**	**-47,000.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-33,000.00**	**-94,800.00**
FINANCING ACTIVITIES														
Notes Payable - MPower Capital LLC													100,000.00	100,000.00
Capital Account - MPower Capital LLC:Capital Contributions - MPower Capital LLC				50,000.00		30,000.00								80,000.00
Capital Account - Sylvason Interests LLC:Capital Contributions - Sylvason Interests LLC													5,394.29	5,394.29
Net cash provided by financing activities		**0.00**	**0.00**	**50,000.00**	**0.00**	**30,000.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**105,394.29**	**185,394.29**
NET CASH INCREASE FOR PERIOD		**0.00**	**0.00**	**40,000.00**	**-9,400.00**	**-17,050.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**99,992.50**	**113,542.50**

A/P Aging Summary

As of December 31, 2017

	NOTES	Current	1 - 30	31 - 60	61 - 90	91 and over	Total
Fusion Beans		33,000.00					33,000.00
TOTAL		**$33,000.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$33,000.00**

Transaction Detail by Account (Modified)

January - December 2017

Date	Transaction Type	Num	Name	Memo/Description	Amount
Icon Bank					
03/15/2017	Deposit			Initial Deposit, MPower Capital, LLC	50,000.00
03/23/2017	Check	1001		Security Deposit	-10,000.00
04/04/2017	Bill Payment (Check)	101	Fusion Beans		-2,400.00
04/05/2017	Bill Payment (Check)	102	Fusion Beans		-2,400.00
04/07/2017	Bill Payment (Check)	103	Fusion Beans		-2,400.00
04/07/2017	Bill Payment (Check)	104	Fusion Beans		-2,200.00
05/02/2017	Deposit			MPower Capital, LLC	30,000.00
05/08/2017	Expense		Icon Bank	OUTGOING WIRE FEE-P2018010200306 OUTGOING WIRE FEE-P201801020030608	-50.00
05/08/2017	Expense			Payment to Coterie in Italy for initial downpayment for our buildout	-47,000.00
12/19/2017	Expense		Icon Bank	OUTGOING WIRE FEE-P2018010200306 OUTGOING WIRE FEE-P201801020030608	-7.50
12/19/2017	Deposit			MPower Capital, LLC	100,000.00
12/20/2017	Transfer			Opening Deposit	-250.00
Total for Icon Bank					**$113,292.50**
Integrity Bank					
12/20/2017	Transfer			Opening Deposit	250.00
Total for Integrity Bank					**$250.00**
Inventory Asset					
04/01/2017	Bill	861C	Fusion Beans	Deposit for Green Coffee	4,600.00
Total for Inventory Asset					**$4,600.00**
Equipment - Mahlkoenig Grinder					
12/12/2017	Bill	826C	Fusion Beans	Mahlkoenig EK43 Bulk Grinder	2,150.00
Total for Equipment - Mahlkoenig Grinder					**$2,150.00**

Date	Transaction Type	Num	Name	Memo/Description	Amount
Equipment - Mythos Grinders					
12/12/2017	Bill	826C	Fusion Beans	Nuova Simonelli Mythos 1 Espresso Grinder (x3)	8,850.00
Total for Equipment - Mythos Grinders					**$8,850.00**
Equipment Deposit					
04/01/2017	Bill	861C	Fusion Beans	Deposit for Curtis Brewing Equipment	2,400.00
04/01/2017	Bill	861C	Fusion Beans	Deposit for Fetco Equipment	2,400.00
05/08/2017	Expense				47,000.00
12/12/2017	Bill	826C	Fusion Beans	La Marzocco 3 Group Auto Brew Ratio Coterie Custom Machine - to be Custom Fitted	22,000.00
Total for Equipment Deposit					**$73,800.00**
Security Deposit					
03/23/2017	Check	1001			10,000.00
Total for Security Deposit					**$10,000.00**
Accounts Payable (A/P)					
04/01/2017	Bill	861C	Fusion Beans		9,400.00
04/04/2017	Bill Payment (Check)	101	Fusion Beans		-2,400.00
04/05/2017	Bill Payment (Check)	102	Fusion Beans		-2,400.00
04/07/2017	Bill Payment (Check)	103	Fusion Beans		-2,400.00
04/07/2017	Bill Payment (Check)	104	Fusion Beans		-2,200.00
12/12/2017	Bill	826C	Fusion Beans		33,000.00
Total for Accounts Payable (A/P)					**$33,000.00**
Notes Payable - MPower Capital LLC					
12/19/2017	Deposit				100,000.00
Total for Notes Payable - MPower Capital LLC					**$100,000.00**
Capital Account - MPower Capital LLC					
Capital Contributions - MPower Capital LLC					
03/15/2017	Deposit				50,000.00

Date	Transaction Type	Num	Name	Memo/Description	Amount
05/02/2017	Deposit				30,000.00
Total for Capital Contributions - MPower Capital LLC					**$80,000.00**
Total for Capital Account - MPower Capital LLC					**$80,000.00**
Capital Account - Sylvason Interests LLC					
Capital Contributions - Sylvason Interests LLC					
12/31/2017	Journal Entry			Expenses incurred by Sylvason Interests LLC	5,394.29
Total for Capital Contributions - Sylvason Interests LLC					**$5,394.29**
Total for Capital Account - Sylvason Interests LLC					**$5,394.29**
Advertising & Marketing					
12/31/2017	Journal Entry			Promotional	1,167.62
Total for Advertising & Marketing					**$1,167.62**
Bank Charges & Fees					
05/08/2017	Expense		Icon Bank		50.00
12/19/2017	Expense		Icon Bank		7.50
Total for Bank Charges & Fees					**$57.50**
Meals & Entertainment					
12/31/2017	Journal Entry			Meals	959.07
Total for Meals & Entertainment					**$959.07**
Travel					
12/31/2017	Journal Entry			Other Travel	1,068.46
12/31/2017	Journal Entry			Transportation	476.78
12/31/2017	Journal Entry			Lodging	488.77
12/31/2017	Journal Entry			Fuel/Travel	198.96
12/31/2017	Journal Entry			Other Travel	1,034.63
Total for Travel					**$3,267.60**

1. This schedule displays detailed breakdowns of any sub-accounts for line items.

2. Capital Account - MPower Capital LLC

	Total
Capital Account - MPower Capital LLC	
Capital Contributions - MPower Capital LLC	80,000.00
Total Capital Account - MPower Capital LLC	**80,000.00**

3. Capital Account - Sylvason Interests LLC

	Total
Capital Account - Sylvason Interests LLC	
Capital Contributions - Sylvason Interests LLC	5,394.29
Total Capital Account - Sylvason Interests LLC	**5,394.29**

Coterie Group, LLC
Statement of Shareholders' Equity
December 31, 2017

	Common Stock	Retained Earnings	Other Income	Treasury Stock	Total
Balance, December 31, 2016					-
Net Income (Loss) for 2017		(5,452)			(5,452)
Common Stock Issued	85,394				85,394
Other Income					-
Treasury Stock					-
Balance, December 31, 2017	**85,394**	**(5,452)**	**-**	**-**	**79,943**

